Exhibit 99.1

                              (Excerpt Translation)

                                                              September 20, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2007 (the "Current Month").

1.   Summary

     Number of listed shares as of the end of the           3,609,997,492 shares
     preceding month

     Total number of shares changed during the Current                  0 shares
     Month

     (out of which, as a result of exercise of stock                  (0 shares)
     acquisition rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the Current   3,609,997,492 shares
     Month

2.   Stock acquisition rights (1st series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the Current            3,000 shares
     Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from             (3,000 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                   JPY 8,874,000
     Month

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred       (JPY 8,874,000)
     from treasury shares)

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3.   Stock acquisition rights (2nd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the Current            4,000 shares
     Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from             (4,000 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month            JPY 12,464,000

     (out of which, aggregate amount of newly issued                     (JPY 0)
     shares)

     (out of  which, aggregate amount of shares transferred     (JPY 12,464,000)
     from treasury shares)

4.   Stock acquisition rights (3rd series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the Current           22,900 shares
     Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of  which, number of shares transferred from           (22,900 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 103,988,900
     Month

     (out of which, aggregate amount of newly issued                     (JPY 0)
     shares)

     (out of which, aggregate amount of shares transferred     (JPY 103,988,900)
     from treasury shares)

5.   Stock acquisition rights (4th series) exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1)  Number of shares

     Total number of shares delivered during the Current          183,400 shares
     Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from           (183,400 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month           JPY 802,741,800

     (out of which, aggregate amount of newly issued                     (JPY 0)
     shares)

     (out of which, aggregate amount of shares transferred     (JPY 802,741,800)
     from treasury shares)